[LOGO OMITTED] January 28, 2010
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com EMAIL

CLIENT/MATTER NUMBER
082961-0101

Via EDGAR System

Mr. John C. Grzeskiewicz U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168)
Hennessy Mutual Funds, Inc. (File Nos. 333-07595 and 811-07695)
The Hennessy Funds, Inc. (File Nos. 333-00227 and 811-07493)
Hennessy SPARX Funds Trust (File Nos. 333-108229 and 811-21419)
Amended Registration Statements on Form N-1A
(conforming prospectus for new summary prospectus rules)
Filed on November 23, 2009

Dear Mr. Grzeskiewicz:

On behalf of our clients, Hennessy Funds Trust, Hennessy Mutual Funds, Inc., The Hennessy Funds, Inc. and Hennessy SPARX Funds Trust and their operating series (each a “Fund” and, collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) respecting the above-referenced amended registration statements (the “Registration Statements”).  The comments were provided by John C. Grzeskiewicz.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Funds’ responses (in regular type).

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

1.	When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statements.

Response: Where applicable, each Fund will update similar disclosure in the Registration Statements to respond to the Staff’s comments.

2.	In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statements;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statements; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

3.	Under the “Fund Fees and Expenses” section for each Fund, please delete any footnotes that are not required by Form N-1A.

Response: As requested, the Funds will delete any footnotes that are not required by Form N-1A.

4.
Under the “Performance Information” section for each Fund, please delete the footnotes to the performance chart.  The text in these footnotes may generally be included in narrative adjacent to the chart, or, in case of the disclosure related to no deduction for various expenses, may be included in the chart itself.

Response: The Fund will revise the disclosure as requested.

* * *

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.